                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                     FOR THE QUARTER ENDED DECEMBER 31, 2001



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



             This report is being submitted as a combined filing for
                    NiSource Inc. and Columbia Energy Group.



         Please direct all inquiries to Jeffrey Grossman, Vice President and Controller of NiSource Inc. at 219-647-5675



                       NISOURCE INC./COLUMBIA ENERGY GROUP
                                801 E 86th Avenue
                             Merrillville, IN 46410

                                    CONTENTS

                                                                                           Page
                                                                                           ----
ITEM 1.  ORGANIZATION CHART...........................................................       3

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS...............       4

ITEM 3.  ASSOCIATE TRANSACTIONS.......................................................       4

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT..............................................       5

ITEM 5.  OTHER INVESTMENTS............................................................       5

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS............................................       5

EXHIBITS..............................................................................       5

SIGNATURE.............................................................................       6

EXHIBIT A.............................................................................       7

ITEM 1.  ORGANIZATION CHART


                                                    ENERGY OR
                                                   GAS-RELATED            DATE OF
NAME OF REPORTING COMPANY                            COMPANY           ORGANIZATION
----------------------------------------------------------------------------------------
Columbia Deep Water Services Company (Deep         Gas-related           01/07/98
Water)


Columbia Pipeline Corp. (CPC)                      Gas-related           10/30/98
Natural Gas Development                            Gas-related           10/22/96
PNGTS Holding Corporation                          Gas-related           02/27/98
Granite State Gas Transmission                     Gas-related           10/24/55
Customer Information Services, Inc.               Energy-related         11/14/90
EnergyUSA-TPC Corporation                         Energy-related         08/10/00
KGF Trading Company                               Energy-related         07/31/92
NiSource Pipeline Group, Inc.                      Gas-related           05/24/99
Crossroads Pipeline Company                        Gas-related           04/05/93
NI Energy Services Transportation, Inc.            Gas-related           06/18/98
NI-TEX Gas Services, Inc.                          Gas-related           03/30/87
NI-TEX, Inc.                                       Gas-related           08/26/88

NiSource Energy Technologies, Inc.                Energy-related         10/27/00

EnergyUSA Appalachian Corporation                 Energy-related         02/19/01

NESI Power Marketing, Inc.                        Energy-related         7/18/96

SunPower Corporation                              Energy-related           N/A


NewPower Holdings                                 Energy-related         6/29/00

Acumentrics Corporation                           Energy-related           N/A



                                                                       PERCENTAGE
                                                                        OF VOTING
                                                     STATE OF          SECURITIES
NAME OF REPORTING COMPANY                          ORGANIZATION           HELD             NATURE OF BUSINESS
-------------------------------------------------------------------------------------------------------------------
Columbia Deep Water Services Company (Deep           Delaware             100%          (Non-FERC jurisdictional
Water)                                                                                  gas pipeline development
                                                                                        Holding company for
                                                                                        (non-FERC jurisdictional
Columbia Pipeline Corp. (CPC)                        Delaware             100%          gas pipeline companies
Natural Gas Development                            Massachusetts          100%          Interstate pipeline
PNGTS Holding Corporation                          Massachusetts          100%          Interstate pipeline
Granite State Gas Transmission                     New Hampshire          100%          Interstate pipeline
Customer Information Services, Inc.                   Indiana             100%          Customer Information
EnergyUSA-TPC Corporation                            Delaware             100%          Gas marketing
KGF Trading Company                                   Indiana             100%          Marketing company
NiSource Pipeline Group, Inc.                         Indiana             100%          Holding company
Crossroads Pipeline Company                           Indiana             100%          Interstate gas pipeline
NI Energy Services Transportation, Inc.               Indiana             100%          Interstate gas pipeline
NI-TEX Gas Services, Inc.                            Delaware             100%          Gas storage
NI-TEX, Inc.                                          Indiana             100%          Intrastate gas pipeline

NiSource Energy Technologies, Inc.                    Indiana             100%          Development of fuel cell
                                                                                        technology

EnergyUSA Appalachian Corporation                     Indiana             100%          Gas Marketing

NESI Power Marketing, Inc.                            Indiana             100%          Gas Marketing

SunPower Corporation                                    N/A             14.66%          Development of
                                                                                        energy technologies

NewPower Holdings                                   Delaware              .95%          Gas Marketing

Acumentrics Corporation                                N/A               3.50%          Developer of Solid
                                                                                        Oxide Fuel Cells

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company      Type of    Principal                            Person to      Collateral   Consideration
  Issuing   Security    Amount of   Issue or     Cost of   Whom Security    Given with    Received for
 Security    Issued     Security     Renewal     Capital    was Issued       Security     Each Security
----------------------------------------------------------------------------------------------------------


None

CAPITAL CONTRIBUTIONS:

      Company                 Company
   Contributing              Receiving              Amount of
      Capital                 Capital         Capital Contribution
---------------------------------------------------------------------


None

ITEM 3.  ASSOCIATE TRANSACTIONS

PART I. TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES

 Reporting    Associate
  Company      Company    Types of     Direct    Indirect             Total
 Rendering    Receiving   Services      Costs      Costs    Cost of  Amount
 Services     Services    Rendered     Charges    Charges   Capital  Billed
----------------------------------------------------------------------------


None

PART II. TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES

 Associate Company       Reporting Company        Types of Services        Direct Costs
Rendering Services       Receiving Services           Rendered                Charged
-----------------------------------------------------------------------------------------
Columbia Gulf                                        Operation &
 Transmission               Deep Water               Maintenance

NiSource Corporate
 Services Company        Columbia Pipeline         Administrative           $  16,000

NiSource Corporate
 Services Company        NiSource Pipeline         Administrative           $  97,249

NiSource Corporate
 Services Company        NiSource Energy Tech.     Administrative           $  36,688

NiSource Corporate
Services Company         Granite State Gas         Administrative           $ 182,288

NiSource Corporate
Services Company        Crossroads Pipeline        Administrative           $ 274,195


 Associate Company      Indirect Costs    Cost of    Total Amount
Rendering Services          Charges       Capital       Billed
-----------------------------------------------------------------
Columbia Gulf
 Transmission              $ 11,418          N/A       $  11,418

NiSource Corporate
 Services Company                            N/A       $  16,000

NiSource Corporate
 Services Company                            N/A       $  97,249

NiSource Corporate
 Services Company                            N/A       $  36,688

NiSource Corporate
Services Company                             N/A       $ 182,288

NiSource Corporate
Services Company                             N/A       $ 274,195

                                    EXHIBITS

($ in thousands)
------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ENERGY-RELATED COMPANIES:
  Total consolidated capitalization as of December 31, 2001                       9,683,802          Line 1
  Total capitalization multiplied by 15% (line 1 multiplied by 0.15)              1,452,570          Line 2
  Greater of $50 million or line 2                                                1,452,570          Line 3
  Total current aggregate investment:  (categorized by major line of energy-related business)
    Energy-related business                                                           6,000
------------------------------------------------------------------------------------------------------------
  Total current aggregate investment                                                  6,000          Line 4
------------------------------------------------------------------------------------------------------------
  Difference between the greater of $50 million or 15% of capital- ization and the total aggregate investment of the registered
   holding company system (line 3 less line 4)                                    1,446,570          Line 5
------------------------------------------------------------------------------------------------------------
INVESTMENTS IN GAS-RELATED COMPANIES                                                144,624
------------------------------------------------------------------------------------------------------------


ITEM 5.  OTHER INVESTMENTS

Major Line of Energy-   Other Investment in    Other Investment in    Reason for difference
 Related Business       last U-9C-3 Report     this U-9C-3 Report      in Other Investment
--------------------------------------------------------------------------------------------

       None               $ 1,932,252,000        $ 1,986,553,402                *


- For Columbia, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2). These companies include Columbia Gas Transmission Corp., Columbia Gulf Transmission Co., Columbia Natural Resources, Inc., Columbia Energy Services Corp., and Columbia Propane Corp.

- For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2).

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.


EXHIBITS

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

     NOT APPLICABLE

2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

     EXHIBIT A

                                    SIGNATURE




Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                  NiSource Inc
                                           ---------------------------
                                                  (Registrant)





Date:   April 1, 2002                By:     /s/Jeffrey W. Grossman
                                           ---------------------------
                                               Jeffrey W. Grossman
                                          Vice President and Controller
                                          (Principal Accounting Officer
                                           and Duly Authorized Officer





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